:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Notification of Late Filing

(Check one)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

NATURAL ALTERNATIVES INTERNATIONAL, INC.
(Full Name of Registrant)

1185 Linda Vista Drive San Marco, California 92078
(Address of Principal Executive Office)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Natural Alternatives International, Inc. (the “Company”) is required to assess goodwill impairment annually using the methodology prescribed by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 142 requires that goodwill be tested for impairment at the reporting unit level on an annual basis or more frequently if the Company believes indicators of impairment exist. Application of the goodwill impairment test requires judgment, including identifying reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units and determining the fair value of each reporting unit. The goodwill impairment test compares the implied fair value of the reporting unit with the carrying value of the reporting unit. Determining the fair value of the implied goodwill is subjective in nature and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized, as well as the magnitude of any such charge.

The Company is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2007 on a timely basis because the Company requires additional time to complete its annual goodwill impairment testing and evaluate the carrying amount of goodwill and other intangibles at June 30, 2007, and to fully and accurately incorporate the results of such testing and evaluation into the Company’s year-end financial reporting.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

John R. Reaves, Chief Financial Officer	(760) 744-7340
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

While the Company is in the process of finalizing its annual goodwill impairment testing as noted above, the Company anticipates it will report revenue of $97.1 million for the fiscal year ended June 30, 2007, a 2.5% decrease from fiscal 2006, and $24.1 million for the fourth quarter of fiscal 2007, a 29.8% decrease from the comparable quarter last year. The Company also anticipates that it will report significantly lower operating income, net income and net income per share for the fourth quarter of fiscal 2007 and for the fiscal year ended June 30, 2007, as compared with the Company’s results for the comparable periods for fiscal 2006, due primarily to the decrease in revenue and, with respect to the fiscal year results, significantly higher selling, general and administrative expenses. Selling, general and administrative expenses increased $2.3 million, or 14.1%, to $19.0 million for the fiscal year ended June 30, 2007 from $16.6 million for the fiscal year ended June 30, 2006, and decreased $875,000, or 15.6%, to $4.7 million for the fourth quarter of fiscal 2007 from $5.6 million for the fourth quarter of fiscal 2006. The increase in selling, general and administrative expenses was due primarily to the inclusion of the results from the Company’s acquisition of Real Health Laboratories, Inc. for a full year in fiscal 2007 as compared to a partial year in fiscal 2006. The decrease in selling, general and administrative expenses for the fourth quarter of fiscal 2007 from the comparable quarter in the prior year was primarily due to reduced personnel expenses for the termination of certain sales and marketing personnel in June 2006. Additionally, the Company believes it will be required to recognize a non-cash, material goodwill impairment charge, which will have a negative effect on the Company’s results of operations but will not impact the Company’s cash flows or cash position. As the Company has not yet completed its annual goodwill impairment testing as discussed above, the Company is unable to provide a reasonable estimate of the amount of such charge at this time.

NATURAL ALTERNATIVES INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 28, 2007	By	/s/ John R. Reaves
John R. Reaves, Chief Financial Officer